February 18, 2011

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
U. S. Securities and Exchange Commission
Mail Stop 4631
Division of Corporation Finance
Washington, D. C. 20549-4631

RE:	Form 10-K for the Fiscal Year Ended June 26, 2010 Form 10-Q for the Period Ended September 25, 2010 File No. 1-367

Dear Mr. Decker:

We have reviewed your comment letter dated January 25, 2011 and have provided below detailed responses to each of your specific comments.  We will address staff comments in future filings where applicable.

Form 10-K for the Fiscal Year Ended June 26, 2010

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental responses what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

Response:

Revisions included in this response will be incorporated into our Fiscal 2011 Form 10-Q and Form 10-K filings and subsequent interim filings as applicable.

MD&A
Results of Operations, page 12

2.
You discuss GAAP amounts after excluding certain items.  For example, on page 13, you discuss and present operating loss excluding goodwill impairment and reorganization costs and gross margin excluding an inventory obsolescence adjustment.  You also discuss certain line items after excluding the thirteenth month for international subsidiaries.  These amounts constitute non-GAAP measures.  Please revise your MD&A for each period presented to remove these non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items.  Amounts that are a business reason for the change between periods should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods.  Alternatively, please provide the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP measure presented.  Please make the appropriate revisions.

Response:

Management believed that presenting GAAP amounts exclusive of certain items provided meaningful insight into the financial performance of the Company because of the non-recurring nature of certain excluded items.  For example, goodwill impairment was significantly lower in fiscal 2010 than it was in fiscal 2009 and there was no goodwill impairment in fiscal 2008.  Similarly, while there were $616,000 of reorganization costs in 2010, there were no reorganization costs in fiscal 2009 or 2008.  Moreover, such excluded items are clearly disclosed in our financial statements.  However, we will revise our MD&A disclosure to remove the discussion of non-GAAP measures and more fully discuss the reasons for the changes between periods in our GAAP financial statement line items.  Below please find revised disclosure from our 2010 10-K.  We propose to follow this type of disclosure in subsequent filings.

Overview

The Company began to experience the economic downturn in the second quarter of fiscal 2009 and significantly reduced both its manufacturing and selling, general administrative expenses in the third quarter of fiscal 2009.  These cost reductions remained in place for one year until the third quarter of fiscal 2010, when an uptick in orders resulted in restoring reduced hours to normal hours for both the factory and office personnel. The economy’s cycle created significant problems in managing costs and inventory levels in fiscal 2010 compared to fiscal 2009 as first half fiscal 2010 sales declined $31.0 million, or 25%, compared to a $31.1 million, or 38%, increase in the second half.  We are very cautious that the second half trend continues, however, we will make the necessary adjustments if the economic forecast begins to stagnate.

Net sales for fiscal 2010 remained level with fiscal 2009 at $203.6 million.   Gross margins improved $1.5 million from $59.5 million or 29.2% of sales in fiscal 2009 to $61.0 million or 30.0% of sales in fiscal 2010.  Selling, general and administrative expenses increased $1.6 million or 2.7% from $59.9 million in fiscal 2009 to $61.5 million in fiscal 2010.  The operating loss declined $3.4 million largely due to a net decrease of $3.5 million in goodwill impairment charges and reorganization costs between fiscal 2009 and fiscal 2010.

Net Sales

Net sales in North America declined $5.9 million, or 5.7%, from $102.9 million in fiscal 2009 to $97.0 million in fiscal 2010.  With the exception of Tru-Stone, all divisions posted declines as reduced volume from Sears impacting the Evans Rule division and the significant decline in customer capital expenditures adversely affecting the demand for Kinemetric’s products.  International sales increased $5.9 million, or 5.9%, from $100.7 million in fiscal 2009 to $106.6 million in fiscal 2010. Foreign currency exchange rate fluctuations represented a $4.1 million of the sales gain with a stronger Brazilian Real accounting for $5.2 million and a weaker Pound Sterling posing a $1.1 million decline.   The Company remains cautious the favorable sales trend will continue in fiscal 2011 and is closely monitoring demand from key distributors.

Gross Margin

Gross margin in North America increased $5.3 million, or 26%, from $20.1 million in fiscal 2009 to $25.4 million in fiscal 2010 and also improved as a percentage of sales from 19.5% in fiscal 2009 to 26.2% in fiscal 2010.  Cost reductions and reduced manufacturing hours implemented in February of 2009 coupled with increased volume, particularly in the second half of fiscal 2010, represented $1.0 million while inventory reductions resulted in an additional net $4.3 million LIFO liquidation.    International gross margins declined $3.8 million, or 9.6%, from $39.4 million in fiscal 2009 to $35.6 million in fiscal 2010 and deteriorated as a percentage of sales from 39.1% in fiscal 2009 to 33.4% in fiscal 2010. Higher fixed manufacturing costs and underabsorbed overhead as a result of lower production were the prime factors influencing the gross margin decline; however, foreign exchange represented a $1.5 million improvement in gross margin in U. S. dollars resulting in a $5.3 million erosion in constant dollars.

Selling, General & Administrative Expenses

Selling, general and administrative expenses increased $1.6 million, or 2.7%, from $59.9 million in fiscal 2009 to $61.5 million in fiscal 2010.   North American expenses increased $1.0 million, or 3.2%, as savings related to reduced salaries, travel and advertising costs of $0.9 million were more than offset by higher benefit expenses and the first year amortization of the new ERP system. International expenses increased $0.6 million, or 2.0%, due to higher salaries and benefits that were partially offset by lower management bonuses.

Operating Loss

The operating loss decreased $3.4 million from $5.6 million in fiscal 2009 to $2.2 million in fiscal 2010 principally due to a $4.2 million reduction in goodwill impairment charges between fiscal years, partially offset by $0.6 million reorganization costs recorded in fiscal 2010.

Significant Fourth Quarter Activity

As shown in Note 15, the Company recorded a $0.3 million profit in the fourth quarter of fiscal 2010.  Consolidated sales of $63.9 million were an increase of $25.1 million, or 65%, over fiscal 2009. North America and International contributed $6.0 million and $19.0 million, respectively.  Earnings before taxes increased $4.2 million from a fiscal 2009 loss of $3.9 million to a profit of $0.3 millions.  This was driven by an $8.6 million improvement in gross margin which more than offset a $4.5 million increase in selling, general and administrative expenses.

Critical Accounting Policies and Estimates, page 17

3.	In a similar manner to your header for revenue recognition, please add headers for each of your critical accounting policies.

Response:

The additional headers will be incorporated into our Fiscal 2011 Form 10K.

4.	In regards to your critical accounting policy related to property, plant and equipments, please expand your disclosures regarding your impairment considerations by addressing the following:

•	Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25;

•
Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and

•
To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures related to those assets or asset groups:

°	The percentage by which the undiscounted cash flows exceed the carrying value;

°	The carrying value of these assets;

°	A description of the assumptions that drive the undiscounted cash flows;

°
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

°	A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:

The description below will be added as a separate paragraph at the end of the long-lived assets section in  Critical Accounting Policies and Estimates and as a separate paragraph in the Significant Accounting Policies section of the Notes to the Company’s Consolidated Financial Statements.

Our long-lived assets consist primarily of property, plant and equipment. The Company groups long-lived assets for impairment analysis by division and/or product line.  Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such an asset may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business or change in utilization of property and equipment.

Recoverability of the un-depreciated cost of property, plant and equipment is measured by comparison of the carrying amount to estimated future undiscounted net cash flows the assets are expected to generate. Those cash flows include an estimated terminal value based on a hypothetical sale at the end of the assets' depreciation period. Estimating these cash flows and terminal values requires management to make judgments about the growth in demand for our products, sustainability of gross margins, and our ability to achieve economies of scale. If assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Supplementally, we advise the Staff that there were no cases where expected undiscounted future cash flows were not substantially in excess of the carrying value of any asset group.

General

5.	Please disclose the line items(s) in which you include depreciation. If you do not allocate depreciation to cost of sales, please tell us what considerations you give to SAB Topic 11:B.

Response:  The following disclosure will be added to the long-lived asset footnote.

Depreciation is included in cost of goods sold and selling, general and administrative expenses in the   Consolidated Statement of Operations based upon where the assets are contributing to the measurement of cost or expense by functional area. Depreciation of equipment used in the manufacturing process is a component of inventory and included in costs of goods sold.  Depreciation of equipment used for office and administrative functions is an expense in selling, general and administrative expenses.

6.
Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item.  In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•
in MD&A that your gross margin amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Response:

We will add both categories in the Fiscal 2011 10-K under Significant Accounting Policies using the following definitions:

Cost of goods sold   The Company includes material, direct and indirect labor and manufacturing overhead in cost of goods sold.  Included in these costs are inbound freight, personnel (manufacturing plants only), receiving costs, internal transferring and inspections costs.

Selling, general and administrative expenses The Company includes distribution expenses in selling, general and administrative expenses.  Distribution expenses include shipping labor and warehousing costs associated with the storage of finished goods at each manufacturing facility.  The Company also includes costs for our dedicated distribution centers as selling expenses.

Inventories, page 26

7.
You should use one inventory method for similar types of inventories.  A mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so.  Please disclose which types of inventory you use each method for.  Please disclose whether you use more than one method for any similar types of inventory.  If so, please also disclose your basis for doing this.  In a portion of these instances, this may be due to a specific method not being allowed in certain countries.

Response:

Substantially, all United States based inventories are valued using the LIFO method of accounting.  All international subsidiaries use the FIFO method since LIFO is not an accepted method of inventory valuation outside the United States.

Note 9.  Other Income and Expense, page 32

8.
As noted on page 15, it appears the $1.7 million gain on sale of assets in 2008 included in other income and expense relates to the sale of your Glendale, AZ facility.  ASC 360-10-45-5 requires gains or losses recognized on the sale of long-lived assets not meeting discontinued operations criteria to be included in your operating income.  It appears that your operating income in 2008 would have been 12.6% higher had it included this gain. Please tell us supplementally your basis in GAAP for excluding this amount from your operating income.  Please also note that ASC 360-10-45-4 requires similar treatment for impairments of Iong-lived assets to be held and used.

Response:

We agree with your comment under ASC 360-10-45-5, that the gain on the sale of the Glendale, AZ facility should have been recorded as a component of Operating Income. As the 2008 statement of operations is not required to be included in future filings, we request that amendment of the Form 10-K for fiscal year 2010 for this error in classification not be required.

Note 10.  Income Taxes, page 32

9.
Your disclosures indicate that you have recorded cumulative losses for the three years ended June 26, 2010 domestically.  You have not recorded a valuation allowance on your deferred tax assets recorded for domestic federal net operating losses as you believe that the forecasted future taxable income and certain tax planning opportunities eliminate the need for any valuation allowance.  Please expand your disclosures to provide additional insight on how you determined it is more likely than not that you will realize these domestic deferred tax assets.  Please address the following in your disclosures:

•
Please discuss the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on these deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis;

•	Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;

•	Please include an explanation of the anticipated future trends included in your projections of future taxable income;

•	Please provide additional clarity regarding the nature of the tax planning opportunities you are relying upon; and

•
Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Response:

The Company will revise its future 10K disclosure to include the following discussion related to the deferred tax asset realization.

The deferred tax asset related to the federal NOL carryforward of $28.9 million is $9.8 million as of June 26, 2010.  In assessing the realizeability of this deferred tax asset, we considered both positive and negative evidence related to its utilization.   The negative evidence relates to the recent net taxable losses incurred domestically - specifically, $7.5 million in fiscal year 2010 and $14.2 million in fiscal year 2009.  We have given less weighting to this evidence however as we believe these losses were incurred in the worst economic downturn in 70 years and are not consistent with either the Company’s prior long term performance or with the Company’s forecasted performance.

The positive evidence considered includes:  1) the Company has tax planning strategies available that would generate $26.6 million of taxable income the most significant of which relates to dis-electing the LIFO method of inventory valuation, which would generate $25.2 million of taxable income;  2) a post recession forecasted domestic income in fiscal years 2011 thru 2015; 3) the reversal of deferred tax liabilities related to depreciation that would occur within the same jurisdiction and during the necessary period to absorb losses; 4) the period over which the NOL carryforward can be utilized – specifically 15-20 years as the NOLs do not expire until 2025 thru 2030; and 5) the fact that the Company has utilized all prior NOL carry-forwards in its 130 year history.   While the tax planning strategy and deferred tax liability reversal alone would assure realization of the NOL carryforward, we have also considered the likelihood of the Company’s achieving future domestic taxable income.  Whether we consider the most recent taxable income generated before the economic downturn of $6.3 million in fiscal 2007 and $6.4 million in fiscal 2008, or we consider our long term forecast based on recent restructuring activity, a rebound in our high-end capital equipment product line, and growth related to our new technology based products,  we believe the positive evidence more than offsets the negative evidence related to the NOL utilization.   Accordingly, the Company has concluded that it is more likely than not that the deferred tax asset will be realized.

10.
Your Brazilian subsidiary disputed a method of taxation adopted by the Brazilian government in the early 1990s related to the treatment of inflation during that period.  During 2010, as a result of a favorable tax amnesty program offered by the Brazilian government, a decision was made to no longer pursue the claim as it was determined that the incentives of the amnesty program outweighed the costs and potential risk of continued litigation.  You provide a rollforward of unrecognized tax benefits from July 1, 2007 to June 26, 2010 on page 34.  Please tell us how the matter related to the Brazilian subsidiary is reflected in this rollforward.  If it is not reflected in the rollforward, please help us understand why the matter would not have impacted the amount of unrecognized tax benefits.  Refer to ASC 740-10-25.

Response:

The recorded liability of $0.5 million related to a Brazilian tax matter dispute was erroneously accounted for apart from the Company’s liability for uncertain tax positions.  Upon the adoption of ASC-740-10-25, the Company evaluated this matter and based upon the advice from legal counsel, determined that it did not meet the criteria for recognition under ASC 740-10-25 as an uncertain tax position.  Subsequently, a $.5 million tax liability was recorded by the Company when, again based upon advice from legal counsel, the Company reconsidered its position and determined  that the Brazilian tax matter would likely be resolved in the near term, resulting in an estimated potential assessment by the Brazilian tax authorities of $.5 million.   As noted on page 32 of the Company’s fiscal 2010 Form 10-K, although the Company’s position on the technical merits of the case did not change, the economics of the amnesty program mitigated the costs and risks of continued litigation and as a result, a business decision was made to settle this matter in fiscal 2010.   The Company acknowledges the omission of this uncertain tax position in its accounting for such matters and the need for improved disclosure and presentation of all such tax uncertainties in the future.

Note 11.  Employee Benefit and Retirement Plans, page 35

11.
You have several pension plans that cover all of your domestic and most of your nondomestic employees. You provide certain disclosures separately for your nondomestic plans, including the long-term rate of return assumption used for nondomestic plans as well as disclosures regarding your underfunded plan in the United Kingdom.  Please tell us what consideration you gave to ASC 715-20-50-4 in determining that you should aggregate U.S. and nondomestic plans in all other disclosures provided.  Specifically, tell us how you determined that the benefit obligations of nondomestic plans were not significant compared to the total benefit obligation and did not use significantly different assumptions.  In certain disclosures you refer to nondomestic plans and in other disclosures you refer to United Kingdom plans.  Please also clarify in your disclosures if the only nondomestic plans are in the United Kingdom.

Response:

We understand your question regarding separating our domestic from foreign pension plans and the difficulty in separating the underlying pension obligations and assumptions. While the benefit obligations by country can be determined from the information provided, it could be identified more clearly. Specifically, all non-US obligations are in one plan in the United Kingdom. Therefore, the section of the footnote titled Underfunded Plans (U.K.) includes all non-US benefit obligations, as well as the assets and expense detail for the non-US plan. The key assumptions used to value non-US obligations are similar to those used to value US obligations. In particular, the discount rate at the most recent fiscal year-end was 5.37% for US plans and 5.40% for the non-US plan, the assumed average rate of salary increase was 2.64% for US plans as compared to 3.10% for the non-US plan, and the expected rate of inflation was 2.50% for US plans and 3.10% for the non-US plan.

In future 10-K filings, we will separate domestic from foreign pension plans, including assets, liabilities and underlying assumptions as well as aggregate the obligations and assets.

Note 12.  Debt, page 40

12.
On the face of your balance sheet, you refer to Note 12 in regards to your notes payable and current maturities as well as long-term debt line items.  You present a breakdown of the current and long-term maturities related to capitalized lease obligations in Note 12, which represent a total of $.9 million of the $3.4 million total of these two line items.  Please also clarify in your note what the remaining components are of the two line items.

Response:

We agree that the table should include both short and long-term debt.  The remaining $2.4 million includes $1.7 million outstanding with TD Bank, which is included in the narrative section of the footnote and $0.6 million of short-term bank debt in Brazil.  In future filings we will include the components of both short and long-term debt in a table.

13.
The New Credit Facility contains financial covenants with respect to leverage, tangible net worth and interest coverage, and also contains customary affirmative and negative covenants, including limitations on indebtedness, liens, acquisitions, asset dispositions, and fundamental corporate changes, and certain customary events of default.  Upon the occurrence and continuation of an event of default, the lender may terminate the revolving credit commitment and require immediate payment of the entire unpaid principal amount of the New Credit Facility, accrued interest and all other obligations.  As of June 26, 2010, you were in compliance with all financial covenants; however, certain procedural covenants were not in compliance. The bank issued a waiver for the lapse in these procedural covenants. In this regard, please address the following:

•
Please disclose the specific terms of any material covenants associated with this facility with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.0 of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003; and

•
Please disclose the nature of the procedural covenants for which you were not in compliance as well as when you intend to be in compliance. Please disclose the terms of the waiver including when it expires.  Please also clearly disclose whether borrowings under this facility have been classified as current or long-term.  Refer to FASB ASC 470-10-45-11.

Response:

The material financial covenants, which will be disclosed in future filings, are 1) achieve a minimum EBITDA of $3.5 million on a trailing twelve month basis , 2) achieve a minimum Tangible Net Worth of $130 million excluding any pension liability,  3) incur no more than $10.0 million for capital expenditures on a fiscal year basis, and 4)  maintain a Debt Service Coverage Ratio of a minimum of 1:25 to 1.

The procedural covenants previously required monthly submission of an aged accounts receivable and inventory reports.  This covenant was modified in the second quarter of fiscal 2011 to require these reports on a monthly basis only if the outstanding balance on the Credit Facility exceeded $10.0 million.

The Credit Facility is classified as a current liability in the Consolidated Balance Sheet.

Form 10-Q for the Period Ended September 25, 2010

General

14.	Please address the above comments in your interim filings as well as applicable.

Response:

We will address the above comments in future interim filings as applicable.

MD&A

Results of Operations, page 12

15.
Other income (expense) represents approximately 12% of your earnings (loss) before income taxes for the period ended September 25, 2010.  Please include a discussion of this amount, which should include a description of the nature of the amounts included in this line item.

Response:

Other income (expense) includes interest income, interest expense and foreign currency exchange gains and (losses).  We will comment on this line item in future filings based upon its materiality to earnings before income taxes.

Form 8-K filed on September 23, 2010

16.	In regards to your presentation of free cash flow, please address the following:

•
Please provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S¬K, which should include a reconciliation of free cash flow to the most comparable financial measures calculated and presented in accordance with GAAP.  Refer to Instruction 2 to Item 2.02 of the Form 8-K; and

•
Please ensure that you discuss all material limitations of your measurement of free cash flow.  For example, there are some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of free cash flow. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidancenongaaninterp.htm.

Response:

The Company did provide a definition of “free cash flow” in the above-referenced 8-K, however, we did not provide a reconciliation of “free cash flow” to the most comparable financial measures presented in accordance with GAAP.

In the form 8-K we commented:  “For the year, free cash flow improved $29.0 million from a deficit of $8.8 million in fiscal 2009 to a surplus of $20.2 million in fiscal 2010.”  The comment should have been followed by the following comment.  “As the term “free cash flow” is a non-GAAP financial measure, the following provides a reconciliation of how free cash flow was calculated using GAAP financial reporting.  Free cash flow for fiscal years 2009 and 2010 was calculated from the Consolidated Statements of Cash Flows.  In fiscal 2009, free cash flow of negative $8.8 million was calculated by subtracting additions to plant and equipment of $9.5 million from net cash provided by operating activities of $0.7 million. In fiscal 2010, free cash flow of $20.2 million was calculated by subtracting additions to property and equipment of $9.3 million from net cash provided by operating activities of $29.5 million.” We will include similar reconciliations to the extent we use non-GAAP financial measures in future filings.

We confirm the following:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE L. S. STARRETT COMPANY

/s/ Francis J. O’Brien

Francis J. O’Brien
Treasurer and Chief Financial Officer

cc:	K. O’Connor: Grant Thornton LLP A. Price: Ropes & Gray LLP